August 27, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

        Re: Learn SPAC HoldCo, Inc.
            Amendment No. 5 to Registration Statement on Form S-4
            Filed August 8, 2024
            File No. 333-276714
Dear Robert J. Hutter:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2024 letter.

Amendment No. 5 to the Registration Statement on Form S-4
General

1. We note your response to prior comments 9 and 11, including your representations that
        the value of Innventure   s interest in ACC was    estimated based on
extrapolating the
        approximate fair value of [ACC] utilized as part of its most recent
equity offering   .
        Please confirm that such valuations used for purposes of your analysis
of Innventure   s
        status under section 3 of the Investment Company Act of 1940 are consistent with section
        2(a)(41) thereunder.
2. To the extent Innventure is relying on Rule 3a-2, please (i) supplement the analysis presented in your August 8, 2024 letter to provide a detailed legal analysis addressing whether the date on which Innventure entered into the business combination agreement is the date on which the time period contemplated in Rule 3a-2(b) began and (ii) supplement
 August 27, 2024
Page 2

       your disclosure to address in detail Innventure   s reliance on the
rule. In addition, to the
       extent Innventure proposes to rely on Rule 3a-2, we will continue to consider responses addressing your reliance on that rule and may have further comments. Risk Factors
Risks Related to Innventure's Business, page 52

3.     Please revise your risk factor disclosure to specifically describe: (i)
Innventure   s position
       with respect to the non-security status of its interests in AFX, including relevant considerations in such analysis; and (ii) the risk that Innventure could be deemed to be an investment company under the test set out in section 3 should the AFX interests deemed to be securities.
       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   John W. Stribling